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During the two months ended August 31, 1996, the Fund adjusted the classifica-
tion of distributions to shareholders to reflect the differences between the financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the two months ended August 31, 1996, amounts have been reclassified to reflect a decrease in undistributed net investment income and an increase in accumulated net realized gain on invest-ments of $4,163,684.